Exhibit 21.1

ENSERVCO CORPORATION
Subsidiaries of the Registrant
December 31, 2018

Name	State of Formation	Ownership

Dillco Fluid Service, Inc.	Kansas	100% by Enservco

Heat Waves Hot Oil Service LLC	Colorado	100% by Enservco

Heat Waves Water Management LLC	Colorado	100% by Enservco

HE Services, LLC	Nevada	100% by Heat Waves

Adler Hot Oil Service, LLC	Delaware	100% by Enservco